As filed with the Securities and Exchange Commission on June 21, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from ________ to ________

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE NAVIGATION LIMITED

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2009 and 2008

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules as of and for the year ended December 31, 2009

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	10

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)	11

Signature	12

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2009 and 2008, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The information in the supplemental schedules, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 21, 2010

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

Assets:
Investments, at fair value	$153,304,014	$117,713,637
Participant loans	2,090,023	1,769,422
Assets held for investment purposes	155,394,037	119,483,059
Other receivables	40,256	-
Net assets available for benefits	$155,434,293	$119,483,059

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2009	2008
Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,952,530	$4,102,360
Net realized and unrealized appreciation (depreciation)in fair value of investments	26,619,699	(54,044,983)
	28,572,229	(49,942,623)
Contributions:
Participants'	14,808,337	17,376,407
Employer's	3,188,392	3,320,965
	17,996,729	20,697,372
Total additions (subtractions)	46,568,958	(29,245,251)

Deductions from net assets attributed to:
Withdrawals and distributions	10,605,478	13,130,916
Administrative expenses	12,246	13,478
Total deductions	10,617,724	13,144,394

Net increase (decrease) prior to transfers	35,951,234	(42,389,645)
Transfer of assets to the Plan		74,767
Net increase (decrease) in net assets	35,951,234	(42,314,878)

Net assets available for benefits:
Beginning of year	119,483,059	161,797,937

End of year	$155,434,293	$119,483,059

See accompanying notes

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2009 and 2008, the Company acquired several companies that sponsored 401(k) plans. Each of the plans sponsored by these companies was resolved to be terminated and each of the employees hired by the Company was made eligible to participate in the Plan and rollover existing balances from the former plan to the Plan.  Participant loans of acquired 401(k) plans that have been assumed by the Plan have been presented as a transfer to the Plan on the Statement of Changes in Net Assets.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator and record keeper. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested primarily in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has received its latest favorable determination letter dated August 5, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statues, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - FAIR VALUE DISCLOSURES

The fair value measurements standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The fair value measurements standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2009:

	Investment Assets at Fair Value as of December 31, 2009
Investments:	Level 1	Level 2	Level 3	Total
Interest bearing cash (2)	$24,705,650	$-	$-	$24,705,650
Employer securities (1)	15,756,746	-	-	15,756,746
Common stocks (1)	640,326	-	-	640,326
Mutual funds: (2)
Bond funds	10,774,914	-	-	10,774,914
Growth funds	51,266,991	-	-	51,266,991
Value funds	6,701,802	-	-	6,701,802
Blend funds	35,601,004	-	-	35,601,004
Target date funds	7,655,774	-	-	7,655,774
Other funds	200,790	-	-	200,790
Total mutual funds	112,201,275	-	-	112,201,275
Common/collective trust (2)	-	17	-	17
Participant loans (3)	-	-	2,090,023	2,090,023
Total investments	$153,303,997	$17	$2,090,023	$155,394,037

	Investment Assets at Fair Value as of December 31, 2008
Investments:	Level 1	Level 2		Level 3		Total
Interest bearing cash (2)	$25,800,539	$		$		$25,800,539
Common stocks (1)	13,336,153		-		-	13,336,153
Mutual funds (2)
Bond funds	7,909,945		-		-	7,909,945
Growth funds	37,282,609		-		-	37,282,609
Value funds	4,648,695		-		-	4,648,695
Blend funds	24,970,850		-		-	24,970,850
Target date funds	3,764,846		-		-	3,764,846
Total mutual funds	78,576,945		-		-	78,576,945
Participant loans (3)	-		-		1,769,422	1,769,422
Total investments	$117,713,637		$-		$1,769,422	$119,483,059

(1) The fair values are determined using the closing price reported on the active market on which the individual securities are traded.

(2) The fair values are valued at the net asset value (NAV) of shares held by the Plan at year end.  It is not probable that these investments will be sold at amounts that differ materially from the NAV of shares held.

(3) The fair values are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets

Year Ended December 31, 2009

Participant loans

Balance, beginning of year	$1,769,422
Purchases, sales, issuances and settlements (net)	320,601
Balance, end of year	$2,090,023

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2009 and 2008 was as follows:

Date	Number of shares	Fair value	Cost

2009	625,236	$15,756,746	$8,015,492
2008	616,962	$13,336,153	$7,846,903

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  For 2009 and 2008, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year.  Contributions for the years ended December 31, 2009 and 2008 were approximately $3,188,000 and $3,321,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any.  Allocation of the Company’s contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant's balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2009 carry interest rates ranging from 4.25% to 9.5%.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2009	2008

Pimco Total Return Fund	$10,774,914	$7,909,945
Trimble Navigation Limited Common Stock	15,756,746	13,336,153
Fidelity Contrafund	19,286,222	14,900,902
Fidelity Balanced Fund	13,193,500	10,230,094
Fidelity Diversified International Fund	13,095,223	9,303,287
Fidelity Retirement Money Market Fund	24,220,651	25,800,537
Other funds individually less than 5% of net assets	59,066,781	38,002,141
Assets held for investment purposes	$155,394,037	$119,483,059

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

	2009	2008

Common stock	$2,593,271	$(4,807,706)
Mutual funds	24,026,428	(49,237,277)
	$26,619,699	$(54,044,983)

NOTE 6 - NONEXEMPT TRANSACTIONS

Certain contributions made by participants of approximately $448,000 in 2006, $468,000 in 2007 and $5,200 in 2009 were not deposited with the Plan custodian in accordance with Department of Labor regulation guidelines.  As a consequence of the delay in the deposit of the participants’ contributions, these contributions are considered prohibited transactions under ERISA.  The Company and Plan sponsor deposited the contributions with the Plan custodian before the end of each respective plan year and have made the necessary filings with the Department of Labor and Internal Revenue Service with respect to the 2006 and 2007 delinquent contributions and intend to make the necessary filings with respect to the 2009 delinquent contributions.

NOTE 7 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2009

		Totals that constitute nonexempt prohibited transactions

	Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
*	$924,576	$5,216	-	$919,360	-

*	Late participant loan repayments included

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001

December 31, 2009
	Identity of issue, borrower ,lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	PIMCO Total Return Fund	Mutual Fund	$10,774,914
*	Brokeragelink	Self directed brokerage accounts	1,326,115
	Janus Perkins Mid Cap Value Fund	Mutual Fund	125,579
	WFA Common Stock Z Fund	Mutual Fund	3,545,104
	Weitz Partners Value Fund	Mutual Fund	3,246,548
	Vanguard Target Retirement Fund 2005	Mutual Fund	134,445
	Vanguard Target Retirement Fund 2010	Mutual Fund	219,878
	Vanguard Target Retirement Fund 2015	Mutual Fund	1,062,917
	Vanguard Target Retirement Fund 2020	Mutual Fund	1,597,899
	Vanguard Target Retirement Fund 2025	Mutual Fund	981,549
	Vanguard Target Retirement Fund 2030	Mutual Fund	1,012,460
	Vanguard Target Retirement Fund 2035	Mutual Fund	899,824
	Vanguard Target Retirement Fund 2040	Mutual Fund	839,869
	Vanguard Target Retirement Fund 2045	Mutual Fund	625,893
	Vanguard Target Retirement Fund 2050	Mutual Fund	281,040
*	Fidelity Managed Income Portfolio	Common/collective trust	17
*	Fidelity Fund	Mutual Fund	1,649,343
*	Fidelity Magellan Fund	Mutual Fund	5,300,137
*	Fidelity Contrafund	Mutual Fund	19,286,222
*	Fidelity Balanced Fund	Mutual Fund	13,193,500
*	Fidelity Equity Income II Fund	Mutual Fund	3,329,675
*	Fidelity Growth Strategies Fund	Mutual Fund	4,250,247
*	Fidelity Diversified International Fund	Mutual Fund	13,095,223
*	Fidelity Dividend Growth Fund	Mutual Fund	7,150,389
*	Fidelity Retirement Money Market Fund	Interest bearing cash	24,220,651
*	Fidelity Low Price Stock Fund	Mutual Fund	7,312,094
*	Fidelity Capital Appreciation Fund	Mutual Fund	5,790,058
*	Spartan 500 Index Fund	Mutual Fund	5,166,533
*	Royce Pennsylvania Mutual Investment	Mutual Fund	1,129,145
*	Trimble Navigation Limited	Employer securities	15,756,746
*	Participant loans	Interest rates ranging from 4.25% to 9.5%	2,090,023

		Total	$155,394,037

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 21, 2010

By: /s/ STEVEN W. BERGLUND
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Navigation Limited

On behalf of the administrator of the Trimble Navigation Savings and Retirement Plan